Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in registration statements (Form S-8 No. 333-192946 and No. 333-234536) pertaining to Perrigo Company of our report dated June 25, 2024, relating to the statement of net assets available for benefits of Perrigo Company Profit-Sharing and Investment Plan as of December 31, 2023, the related statement of changes in net assets available for benefits for the year then ended, and the related December 31, 2023 supplemental schedule of assets (held at end of year), included in this Annual Report on Form 11-K of Perrigo Company Profit-Sharing and Investment Plan for the year ended December 31, 2023.

\s\ Rehmann Robson
REHMANN ROBSON LLC

Grand Rapids, Michigan
June 25, 2024